                           SEC file number 0-21782




                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934




For the month of April 2003

                      FLETCHER CHALLENGE FORESTS LIMITED
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               (Translation of Registrant's Name Into English)


            8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                   (Address of Principal Executive Offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F    A    Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes          No     A

        (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82---.)


        THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO.
        33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.






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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 10 April 2003              FLETCHER CHALLENGE FORESTS LIMITED
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                                P M GILLARD
                                SECRETARY
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[FLETCHER CHALLENGE LOGO]


                         NEWS RELEASE
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      STOCK EXCHANGE LISTINGS:  NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                                CAPITAL RETURN


Auckland, 10 April 2003 - Fletcher Challenge Forests today advised that it was seeking a further tax ruling from the Inland Revenue Department in relation to the NZ$140 million capital return previously announced to shareholders.

The need for this tax ruling results from an amendment to the original terms of the proposed capital return, in relation to the Preference entitlement of the Company's Preference shareholders. "We believe it is prudent to seek this ruling, as we want to be confident that the amendment does not affect our ability to return the capital on a tax free basis under New Zealand tax law, or create any other tax issues for the Company. Our taxation advisers have therefore recommended that we seek a ruling from the Department," said Paul Gillard, Company Secretary.

As soon as the tax ruling is obtained, the timetable for the capital return will be announced to shareholders. "We are hopeful that a satisfactory ruling can be obtained within two months, in which case we expect to be able to return the capital to shareholders by early September," Mr Gillard said.


Ends


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TO:     BUSINESS EDITOR                 From:   Paul Gillard
                                        Company Secretary & General Counsel
Fax/Email:   AUTO                       FLETCHER CHALLENGE FORESTS LTD

                                        Telephone:    64-9-571 9846
                                        Fax:          64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.
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